Mail Stop 3561

July 16, 2009

Kenneth R. Pinckard
Chief Financial Officer
Studio One Media, Inc.
7650 E. Evans Rd., Suite C
Scottsdale, AZ 85260

      Re: Studio One Media, Inc.
              File No. 001-10196
              Form 10-KSB: For the fiscal year ended June 30, 2008
              Form 10-Q: For the quarterly period ended March 31, 2009

Dear Mr. Pinckard:

      We have reviewed your June 19, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended June 30, 2008

Financial Statements

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. Please tell us and expand your disclosure to discuss your accounting policy regarding the recognition of advertising revenue. Your expanded disclosure should specifically address the nature of your advertising revenue contracts, how both web site and kiosk advertising revenue is earned, and the timing of revenue recognition. Please provide your proposed disclosure as part of your response.

Form 10-Q: For the quarterly period ended March 31, 2009

Item 1. Financial Statements

Balance Sheet, page 3

2. We have reviewed your response to our prior comment number 6. However, we note that neither your response nor the disclosure included in your most recent filing on Form 10-Q (I) provide any additional information regarding the terms of your company's note(s) receivable(s) or (II) explain in detail why you believe that the reported notes receivable balance is collectible. In addition, we note that during the quarterly period ended March 31, 2009 (a) collections against your company's notes receivable balance remained insignificant and (b) your company's accrued interest receivable balance increased. Given the observations noted above, we re-issue our prior comment. In this regard, please tell us and expand the footnotes to your financial statements to disclose information including, but not limited to, the following:

    • the date(s) of inception of your company's note(s) receivable(s);
    • the original principal amount(s) of your company's note(s) receivable(s);
    • the total amount that has been collected against the original principal amount(s) of your note(s) receivable(s), including the amount collected during each annual reporting period since their inception;
    • the timing of when payment(s) of the principal and accrued interest balances related to your company's note(s) receivable(s) are due; and
    • the final maturity date(s) of your company's note(s) receivable(s), as well as whether such maturity date(s) have been extended.

    In addition, to the extent that you continue to believe that your company's notes receivable balance is collectible, it would appear that changes in such balance due to new issuances or collections should be reported in the investing activities section of your consolidated statements of cash flows. Please revise your statement of cash flows accordingly, or advise.

Consolidated Statements of Stockholders' Equity, page 5

3. Refer to your response to our prior comment number 4. We note that you have concluded that your company's business combination with Studio One Entertainment, Inc. should have been accounted for as a reverse recapitalization. We note further that as a result of your conclusion, you have restated your consolidated statements of stockholders' equity for each reporting period from December 31, 2006 through June 30, 2008 in your Form 10-Q for the quarterly period ended March 31, 2009. However, we note that the financial statements for

those periods have not been identified as "restated." In this regard, please confirm that the statements of stockholders' equity that have been revised and will be included in your amended Form 10-KSB for the period ended June 30, 2008, as well as your amended filings on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, will be appropriately identified as "restated."

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Description of Business, Financing and Basis of Financial Statement Presentation, page 7

4. Although you have determined that your company's business combination with Studio One Entertainment, Inc. should have been accounted for as a reverse recapitalization, the description of your business that has been provided in Note 1 continues to focus on the historical (i.e., predecessor) operations of Studio One Media, Inc. Furthermore, based upon your current disclosure regarding the business combination, we do not believe that it will be apparent to investors that the transaction has been accounted for as a reverse recapitalization. In this regard, please revise the disclosure that will be included in your amended Form 10-KSB for the period ended June 30, 2008, your amended filings on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, and your future filings to adequately discuss the accounting treatment that was applied to your company's business combination, as well as the impact of such accounting treatment on your financial statement presentation. In addition, expand your disclosure to provide additional information regarding the operating history of Studio One Entertainment, Inc.

Item 4T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 22

5. We have reviewed your response to our prior comment number 8. However, the disclosure in your Form 10-Q for the period ended March 31, 2009 continues to express your conclusion regarding the effectiveness of disclosure controls and procedures as of June 30, 2008. In this regard, please confirm that your amended filings on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, as well as your future filings, will attest to the effectiveness of your company's disclosure controls and procedures as of the end of the period covered by each respective report. Furthermore, confirm that your conclusion regarding the effectiveness of disclosure controls and procedures will be revised to "ineffective," as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Joseph Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief